Exhibit 21

Subsidiaries of the Registrant

Subsidiary	State or Jurisdiction of Incorporation
First-Citizens Bank & Trust Company	North Carolina
IronStone Bank	United States of America
FCB/NC Capital Trust I	Delaware
FCB/NC Capital Trust II	Delaware
FCB/NC Capital Trust III	Delaware
Neuse, Incorporated	North Carolina